EXHIBIT 99.3

Emerald Health Therapeutics Reports Fourth Quarter and Fiscal 2018 Financial Results; Highlights Sales Growth in Q1 2019

Emerald sales in Q4 2018 and Q1 2019 up significantly year over year and sequentially; Pure Sunfarms joint venture expected to achieve Q1 sales exceeding $14 million

VANCOUVER, British Columbia, May 01, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today reported financial results for the fourth quarter and year ended December 31, 2018.

Highlights

  Emerald’s Q4 sales of $1.1 million was more than triple the prior quarter and year-over year; Q1 2019 sales were $2.6 million.
  Quebec-based Verdélite subsidiary expected to be in full production in 88,000 square foot indoor facility by mid-2019.
  Supply agreements announced with seven provinces and territories representing over 90% of the Canadian population; delivery fulfillment rates are close to 100%.
  51%-owned Emerald Health Naturals to sell non-cannabis natural health products for endocannabinoid system across Canada by mid-2019
  BC-based Pure Sunfarms joint venture:
  -  4Q18 Sales of $4.9 million; 1Q19 sales expected to exceed $14 million
  -  Emerald records $1.4 million in 4Q18 as share of income from Pure Sunfarms
  -  Targeting and approaching all-in production costs below $1/gram
  -  Fully planted in 1.1 million square foot greenhouse. On track to reach annualized production run-rate in first greenhouse of 75,000 kg by mid-year.
  -  Advancing plans to convert a second, nearly identical 1.1 million square foot greenhouse in the same complex. This greenhouse is targeted to complete its first harvest by 2020 and annualized full run rate production of 75,000 kg in Q4 2020.

“In the past year we have worked closely with our 50/50 venture partner to bring into full production one of the single largest cannabis growing assets in the world. Pure Sunfarms’ 1.1 million square foot facility is now rapidly increasing production and sales. By leveraging our own technical expertise and infrastructure with strong partners in 2018, we solidified key building blocks with respect to production/supply, distribution, processing in the form of large-scale extraction, softgel encapsulation, and product innovation,” said Avtar Dhillon, MD, President and Executive Chairman of Emerald.

“By further building upon our intellectual property and strategic partnerships, as well as our own internal expertise, we are working hard to increase market penetration through the development of new and differentiated ingestible and non-combustible products if, as expected, they become allowable before the end of 2019. This will coincide with the ongoing and substantial expansion of the adult-use retail system – creating significant opportunity for the Company in 2019 and what we anticipate to be a year of extraordinary sales growth for Emerald.”

Financials Results & Capital Resources

Selected Quarterly Financial Information

The following table summarizes selected financial information for the Company for the last eight quarters, which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

	2018
	December 31 ($)	September 30 ($)	June 30 ($)	March 31 ($)
Revenue	1,131,853	321,070	284,262	373,218
Share-based payments	1,296,891	2,165,851	2,081,661	1,954,047
Interest revenue	438,974	222,740	274,436	250,064
Share of income (loss) from JV	1,432,771	3,940,373	682,431	(301,793)
Net loss	(13,900,360)	(6,426,658)	(5,610,970)	(5,045,420)
Net loss per share (basic and diluted)	(0.10)	(0.05)	(0.04)	(0.04)

	2017
	December 31 ($)	September 30 ($)	June 30 ($)	March 31 ($)
Revenue	279,362	211,316	245,708	201,268
Share-based payments	1,979,553	271,968	369,788	201,186
Interest revenue	43,024	60,997	57,497	-
Share of loss from JV	(44,562)	(278,016)	-	-
Net loss	(4,027,569)	(1,939,371)	(1,669,026)	(1,205,858)
Net loss per share (basic and diluted)	(0.04)	(0.02)	(0.02)	(0.02)

The Company’s audited consolidated financial statements can be found on SEDAR. The Company errantly filed an incomplete set of its consolidated financial statements on SEDAR at 22:33:59 ET on April 30, 2019. A new submission was made the following morning containing the complete audited financial statements for the years ended December 31, 2018 and 2017.

Financings

During 2018 the Company completed equity financings that resulted in total proceeds from unit issuances and warrant exercises of $82.0 million (net of $0.5 million transaction costs). The Company has intended or intends to use the proceeds of the financings to fund the completion of capital projects and potential future expansion and acquisitions, including partnership transactions, for research and development, to expand the Company’s existing extraction capabilities, and for working capital and general corporate purposes.

Emerald’s financial statements are provided below. The financial statements, management discussion and analysis, and additional information on Emerald are available on SEDAR at www.sedar.com or on the Company’s website.

CORPORATED UPDATE

Production & Sourcing

Pure Sunfarms

Pure Sunfarms (PSF), Emerald’s 50%-owned joint venture, completed conversion of its 1.1 million square foot Delta 3 greenhouse operation in Delta, BC, and secured the full cultivation license for the 1.03 million square feet growing area of this facility. It has completed planting of this growing area and is on track to reach its annualized full production run-rate of 75,000 kilograms by mid-2019.

Subsequent to year end, PSF exercised its option to acquire the nearly identical 1.1 million square foot Delta 2 ‘sister’ facility. It is now moving forward on its plan to convert this facility with the goal of at least doubling annual cannabis production and support its goal to be a high-quality, low-cost producer in Canada. PSF aims to complete its first harvest at the Delta 2 facility mid-2020 and achieve full run-rate production in the fourth quarter of 2020, subject to the receipt of Health Canada licenses.

Emerald entered into supply agreements with Pure Sunfarms to purchase 40% of production in 2018 and 2019 as well as 25% of total production in 2020 through 2022.

PSF also entered into a supply agreement with the Ontario Cannabis Retail Corporation to supply Pure Sunfarms-branded products to the Ontario adult-use market.

PSF entered into a credit agreement with Bank of Montréal and Farm Credit Canada in respect of a CAD $20 million secured non-revolving term loan with the intent to use the proceeds to fund the final cost of converting its 1.1 million square foot greenhouse as well as for general corporate purposes.

Verdélite

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Agro-Biotech Sciences Inc. and its affiliate Agro-Biotech Property Holdings Inc. (together “Agro-Biotech”). Emerald subsequently changed Agro-Biotech’s name to Verdélite.

Verdélite is an 88,000 s.f. indoor grow facility in Quebec with a capacity of 5,000 kg. It is licensed to cultivate and sell cannabis flower as well as extract, manufacture, synthesize, test and sell next-generation cannabis products. The license also allows Verdélite to build and operate a laboratory for research and development of cannabis-based products. Verdélite aims to be at full production capacity mid-2019.

Hemp

On September 26, 2018, the Company entered into a long-term supply agreement to obtain harvested hemp flower and leaf. The supply agreement was signed with Emerald Health Hemp Inc. to purchase CBD-containing hemp biomass for extraction into CBD oil. The initial supply agreement will continue to December 31, 2022, with an option to extend for an additional two years. Five hundred acres of hemp was harvested in October 2018 from farms located in Manitoba and Prince Edward Island and one thousand acres is expected to be harvested in each subsequent year of the agreement.

Cannabis Sales Agreements – Adult-use Markets

The Company completed its first shipments of adult-use cannabis during the fourth quarter of 2018, fulfilling its initial supply scheduling, product and volume commitments in British Columbia as well as Newfoundland and Labrador following the legalization of adult-use cannabis, and in 2019 has delivered its first shipments to Ontario, Prince Edward Island, Alberta and Yukon. Emerald has achieved fulfillment rates close to 100%. The Company has also announced supply agreements with Saskatchewan and Quebec and expects recreational sales Canada-wide in 2019. The Company completed its first shipment of CBD oils for the recreational market in April 2019 and expects cannabis oils to be a significant source of revenue in 2019.

Value-Added Processing

Factors R&D Technology, Inc.

On August 27, 2018, the Company signed a term sheet to form a strategic alliance with FTI, a division of Factors Group of Nutritional Companies Inc., in which FTI will provide pharmaceutical-grade, large-scale manufacturing capacity as well as expertise in GMP-level extraction, softgel production, and packaging. FTI will provide the Company with access to a facility capable of processing up to 1 million kg of biomass annually and softgel production capacity of up to 600 million capsules per year.

Phase 1 of the Health Canada review of the application process has been successfully completed and the licensing process is expected to be completed later in 2019.

Medipharm

Emerald entered into a cannabis concentrate program agreement with Medipharm Labs Corp. on Oct. 5, 2018, for an initial term of three years. Medipharm currently operates one of the largest cannabis concentrate manufacturing facilities in Canada and is built to cGMP (current Good Manufacturing Practices) and ISO standards. Emerald ships dried cannabis to Medipharm which Medipharm uses to produce purified cannabis oil for the recreational market.

Product Innovation

Emerald is pursuing research and product development focused on improving the bioavailability of cannabinoids, developing new dosage formats, and targeting core disease states including sleep, anxiety, pain and mood. This product development is also focused on delivering new products with the anticipated expansion of allowable products to include edibles in the recreational market.

In the next months, Emerald is planning the launch through its joint venture, Emerald Health Naturals, the Endo natural health product line with its non-cannabinoid Phytocann ingredients that support the endocannabinoid system.

Emerald is conducting animal studies in preparation for planned clinical trials that may be initiated by year end. These studies are intended to target specific disease indications using Emerald products and will be carried out to support the use of Emerald products for medical use.

On October 16, 2018, the Company filed 12 provisional US patent applications covering Emerald’s unique Defined Dose cannabis dosage forms and formulations, bringing the total number of provisional US patents filed by the Company to 17. The products aim to provide more precise and consistent delivery, dosage and formulations.

Indena

On February 5, 2019, Emerald entered into a license with Indena S.p.A. of Milan, Italy, bearing certain exclusivity rights in Canada to use Indena’s cannabidiol (“CBD”) extraction technology and contract manufacturing services for CBD extraction. In addition, Emerald obtained exclusive use of Indena’s proprietary Phytosome® technology for the purpose of developing novel cannabinoid-based products with superior utility.

Other Strategic Transactions

On August 15, 2018 the Company increased its ownership in Northern Vine to 100%. Renamed Avalite, this subsidiary possesses a Dealer License and is able to undertake analytical testing and certain importing/exporting not permitted under a Producer License.

On November 19, 2018, the Company announced it received conditional approval from the TSXV regarding its 51:49 joint venture, Emerald Health Naturals (“EHN”), with Emerald Health Bioceuticals Inc., subject to the finalization of definitive documentation.

EHB’s product line consists of nutritional supplements which use non-cannabis, non-psychoactive plant-based ingredients to provide potentially beneficial support to the body’s endocannabinoid system. The Company agreed to invest $5.0 million for 51% ownership of EHN and EHB granted EHN the exclusive Canadian distribution rights to EHB’s product line for 49% ownership of EHN.

Conference Call

Emerald Health Therapeutics will host its fiscal fourth quarter and 2018 year-end financial results conference call on Wednesday, May 1, 2019 at 8:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf190501.html. An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and in full production in 1.03 million square feet of the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; expansion of facilities; legalization of broader spectrum cannabis products; sale of such products; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.